April 9, 2019

Iain Humphries
Chief Financial Officer and Secretary
Concrete Pumping Holdings, Inc.
6461 Downing Street
Denver, Colorado 80229

       Re: Concrete Pumping Holdings, Inc.
           Registration on Form S-1
           Filed April 1, 2019
           File No. 333-230673

Dear Mr. Humphries:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate McHale at (202) 551-3464 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing and
                                                            Construction